Ballard Power Systems Inc.

News Release

Ballard Receives Deloitte Technology Green 15™ Award

For Immediate Release – November 13, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced it is a 2012 recipient of the Deloitte Technology Green™ 15 Award, designed to showcase Canadian companies that are creating economically viable intellectual property in the field of green technology.

“The Deloitte Technology Green 15™ Award winners deliver innovative solutions that promote an efficient use of the earth’s resources,” said Richard Lee, National Leader, Technology, Media & Telecommunications Industry Group, Deloitte. “Ballard Power Systems is an outstanding example of a company that is creating technology solutions that reduce environmental impacts while improving operational performance and productivity.”

Ballard’s clean energy fuel cell products enable optimized power systems for a range of stationary and motive applications – including communications backup power, material handling, distributed generation and bus applications.

“To displace incumbent technologies, new clean energy product solutions must deliver against both the economic and environmental bottom line,” said John Sheridan, President and CEO of Ballard Power Systems. “Now, within our commercial stage market segments of communications backup power and material handling, end-users are experiencing a compelling return on investment.”

Fuel cells are an electricity generation device that converts hydrogen – the world’s most abundant element – into electricity, through a chemical reaction. Fuel cells are clean, quiet, efficient, and scalable, thereby permitting versatile energy production across a range of power needs. More than 150 megawatts of Ballard’s fuel cell products have been deployed commercially across the globe in Europe, Asia, Africa, North America and Central America.

About the Deloitte Technology Green 15™ – The Technology Green 15™ recognizes Canada’s leading GreenTech companies. GreenTech, the industry term for “green technologies”, is taking on greater importance in the world in general, and the world of business in particular. It includes any technology that promotes a more efficient use and re-use of the earth’s resources in industrial production and consumption. GreenTech products and services are designed to reduce or eliminate environmental impacts and improve operational performance, productivity, or efficiency while reducing costs, inputs, energy consumption, waste, or pollution. Although many companies within GreenTech industry sectors are very different, they share a common trait: all use new, innovative technology to create products and services that compete with existing products and services on price and performance while reducing impact on the environment.

About the Deloitte Technology Fast 50™ – The Deloitte Technology Fast 50™ program is Canada’s pre-eminent technology awards program. Celebrating business growth, innovation and entrepreneurship, the program features four distinct categories including the Technology Fast 50™ Ranking, Companies-to-Watch Awards (early-stage Canadian tech companies in business less than five years, with the potential to be a future Deloitte Technology Fast 50™ candidate,) Leadership Awards (companies that demonstrate technological leadership in four industry subcategories: hardware/semiconductor, software, telecommunications and emerging technologies) and the Deloitte Technology Green 15™ Awards (Canada’s leading GreenTech companies that promote a more efficient use and re-use of the earth’s resources in industrial production and consumption.) Program sponsors include Deloitte, Gowlings, Wellington Financial, TMX Group, HUB International HKMB, National Angel Capital Organization, CVCA, MaRS and IGLOO Software. For further information, visit www.fast50.ca.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, related to the environmental impact, operational performance and value proposition of our products to our customers, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com